UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Pricing and Closing of Underwritten Public Offering

On March 3, 2021, Stratasys Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with J.P. Morgan Securities LLC, as the representative of the several underwriters named on Schedule 1 thereto (the “Underwriters”), relating to an underwritten public offering (the “Offering”), of 6,896,552 ordinary shares of the Company (the “Base Shares”). The offering price to the public was $29.00 per share, for aggregate net proceeds to the Company, after deducting underwriting discounts and commissions, of approximately $191 million. In addition, the Company granted the Underwriters a 30-day option to purchase up to an additional 1,034,482 ordinary shares (the “Option Shares”) at the public offering price. The Offering closed with respect to the Base Shares on March 5, 2021.

The foregoing description of the Underwriting Agreement is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

The Offering was effected (and may be effected, with respect to the Option Shares) pursuant to the Company’s effective registration statement on Form F-3ASR (File No. 333-253780), filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2021.

The opinion of Meitar Law Offices, Israeli counsel to the Company, as to the due issuance of the Base Shares and, potentially, the Options Shares, in the Offering is attached as Exhibit 5.1 to this Form 6-K.

On March 2, 2021, the Company issued a press release titled, “Stratasys Ltd. Announces Proposed Public Offering of Ordinary Shares.” A copy of that press release is attached as Exhibit 99.1 to this Form 6-K.

On March 3, 2021, the Company issued a press release titled, “Stratasys Ltd. Announces Pricing of Public Offering of Ordinary Shares.” A copy of that press release is attached as Exhibit 99.2 to this Form 6-K.

This Form 6-K is incorporated by reference in the Company’s registration statements on Form F-3, SEC file numbers 333-251938 and 333-253780, filed with the SEC on January 7, 2021 and March 2, 2021, respectively, and on Form S-8, SEC file numbers 333-190963, 333-236880 and 333-253694, filed with the SEC on September 3, 2013, March 4, 2020 and March 1, 2021, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: March 5, 2021	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Underwriting Agreement, dated as of March 3, 2021, by and between the Company and J.P. Morgan Securities LLC

5.1	Opinion of Meitar Law Offices, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)

23.1	Consent of Meitar Law Offices (included in Exhibit 5.1)

99.1	Press release dated March 2, 2021 titled, “Stratasys Ltd. Announces Proposed Public Offering of Ordinary Shares”

99.2	Press release dated March 3, 2021 titled, “Stratasys Ltd. Announces Pricing of Public Offering of Ordinary Shares”

3